Exhibit 99.1

FOR IMMEDIATE RELEASE: June 9, 2015	PR 15-6

Atna Reports Results of Annual General Meeting of Shareholders

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) announces that the Company’s shareholders approved all matters submitted by management for their consideration at the Annual General Meeting held in Vancouver, BC on June 4, 2015, with shares representing 46.21% of the total outstanding being voted at the meeting.

Shareholders passed ordinary resolutions approving the re-election of Mr. David H. Watkins, Mr. James K. B. Hesketh, Mr. Glen D. Dickson, Mr. Ronald D. Parker, Mr. David K. Fagin, and Mr. Paul H. Zink as directors for the ensuing year. The proxy results on the election of directors were as follows:

	Votes For		Votes Withheld
Name of Nominee	Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
David Watkins	51,201,022	98.75%	648,631	1.25%
James K.B. Hesketh	51,068,740	98.49%	780,913	1.51%
David K. Fagin	51,095,343	98.55%	754,310	1.45%
Glen D. Dickson	51,067,261	98.49%	782,392	1.51%
Ronald D. Parker	51,293,351	98.93%	556,302	1.07%
Paul H. Zink	51,270,286	98.88%	579,367	1.12%

Shareholders also passed ordinary resolutions approving the appointment of EKS&H LLLP as auditors for the ensuing year, setting the number of Directors at six; and approving amendments to the Company’s Shareholder Rights Plan as set out in the Management Information Circular.

The Company would like to thank Mr. Christopher Herald for serving on the Atna Board of Directors from August 2009 until he recently retired from the Board to focus solely on his duties as President & CEO and Director of Solitario Exploration and Royalty Corp. Chris brought valuable insight to the Board and we will miss his input and contribution to the Company. The Atna team wishes him the very best in all of his future endeavors.

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For additional information on Atna, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO – (303) 278-8464

Valerie Kimball, Investor Relations – toll free (877) 692.8182

www.atna.com